RECEIVED

2008 MAY 19 A 8:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Virginia ...
08002604
37, J. L. Nehru Road, Kolkata ... 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

082-03470

12th May, 2008

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Board Meeting for consideration of Audited Annual Accounts
<u>for the financial year ended 31st March, 2008</u>

Further to our letter dated 24th April, 2008, this is to advise that a meeting of the Board of Directors of the Company has been convened on Friday, 23rd May, 2008, to consider, *inter alia*, the following:

(a) Approval of Audited Annual Accounts for the financial year ended 31st March, 2008.
(b) Recommendation of Dividend for the aforesaid financial year.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

PROCESSED
MAY 21 2008
THOMSON REUTERS

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

END